Exhibit 99.3

Mazor Robotics Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 p.m. EST on December 23, 2014)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Mazor Robotics Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on December 3, 2014 at the Annual General Meeting of the Shareholders of Mazor Robotics Ltd. to be held on December 31, 2014 or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:

1.
Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.

2.
It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

(Continued and to be marked, dated and signed, on the other side)

Annual General Meeting of the
Shareholders of Mazor Robotics Ltd.

Date:    December 31, 2014
             See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

↓ Please separate carefully at the perforation and return just this portion in the envelope provided. ↓

		For	Against	Abstain
1.	Appointment of Somekh Chaikin, certified public accountants (Israel), a member of KPMG international, as independent public accountants of the company and to receive information regarding the remuneration.
		☐	☐	☐
2.	Re-election of Directors:	☐	☐	☐
2.1	Mr. Jonathan Adereth	☐	☐	☐
2.2	Mr. Ori Hadomi	☐	☐	☐
2.3	Mr. Michael Berman	☐	☐	☐
2.4	Ms. Sarit Soccary Ben-Yochanan	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

_____________________________________      __________________________
                        Please Sign Here                                             Please Date Above

_____________________________________      __________________________
                         Please Sign Here                                             Please Date Above

Annual General Meeting of the
Shareholders of Mazor Robotics Ltd.
to be held on December 31, 2014
For Holders as of December 3, 2014

MAIL

•	Mark, sign and date your Voting Instruction Form.
•	Detach your Voting Instruction Form.
•	Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 pm, New York Time December 23, 2014.

PROXY TABULATOR FOR MAZOR ROBOTICS LTD. P.O. BOX 8016 CARY, NC 27512-9903

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